Exhibit 99.1

Wah Fu Education Group Announces Its Entry into Educational AI and Informationization

BEIJING, China, July 24, 2024 (GLOBE NEWSWIRE) -- Wah Fu Education Group Limited (“Wah Fu” or the “Company”) (NASDAQ: WAFU), a provider of online education and exam preparation services, as well as related training materials and technology solutions for both institutions and individuals, announcing its entry into the fields of educational AI and informatization.

Recently, Wah Fu's subsidiary, Beijing Huaxia Dadi Distance Learning Services Co., Ltd. established a wholly-owned subsidiary to venture into cutting-edge fields such as smart education, smart psychology, and digital learning, leveraging its reserve of patented technologies and AI research and development team, and explore new models of education in the era of artificial intelligence based on informatization and artificial intelligence.

With the newly established subsidiary and investment in innovative education mechanisms, the Company expects to capture the momentum of China’s rapidly growing smart education industry. The market size of China's smart education industry amounted to over RMB one trillion (about USD 150 billion) according to relevant data by www.infoobs.com, and it is expected to continue growing driven by rapid development of education informatization, policy support and huge market demand.

About Wah Fu Education Group Limited

Since its establishment in 1999, Wah Fu has been committed to providing diversified and customized education solutions for the development of students, institutions and universities. The group keeps innovating in self-taught examination for higher academic degrees, information application in adult education, non-degree training and others. It has now become the most influential brand of distance education for adults in China. For more information about Wah Fu, please visit www.edu-edu.cn.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are not statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; government regulations; and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission (the “SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

At the Company:

Raincy Du
ir@edu-edu.com.cn